UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC FILE NUMBER:  333-124036-06


FORM 12b-25


NOTIFICATION OF LATE FILING

(Check one)     (X) Form 10-K   (  ) Form 20-F   (  ) Form 11-K
                ( ) Form 10-Q   (  ) Form 10-D   (  ) Form N-SAR (  ) Form N-CSR

For Period Ended:  December 31, 2005


(  ) Transition Report on Form 10-K         (  ) Transition Report on Form 20-F
(  ) Transition Report on Form 11-K         (  ) Transition Report on Form 10-Q
(  ) Transition Report on Form N-SAR

For the Transition Period Ended:


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION

Citigroup Mortgage Loan Trust Inc.
Asset Backed Pass-Through Certificates
Series 2005-OPT4
(Full Name of Registrant)

N/A
(Former Name if Applicable)

390 Greenwich Street
New York, New York 10013
(Address of Principal Executive Office)


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

        (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 1l-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar
 (X) day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

        (c) The accountant's statement or other exhibit required by Rule 12b-25
            (c) has been attached if applicable.


PART III - NARRATIVE

Registrant was unable to file the annual report on Form 10-K without unreasonable effort and/or expense due to disclosure misrepresentations in Servicers reports regarding mortgage loan delinquencies. Registrant represents that it will file the appropriate and accurate Form 10-K within the allotted time period.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Lisa Podemski                   (212) 915-8229
(Name)                          (Area Code)(Telephone Number)

2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
   identify report(s).   (X) Yes        ( ) No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                         ( ) Yes        (X) No



Citigroup Mortgage Loan Trust Inc.,
Asset-Backed Pass-Through Certificates,
Series 2005-OPT4
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


March 30, 2006          Susan Mills
(Date)                  (By)

                        Susan Mills, Vice President